# Atlantic Generation, Inc.
# Consolidated Balance Sheet
### (Dollars in Thousands)
### (Unaudited)

|  | As of March 31, 2005 |
|---|---|
| **ASSETS** | |
| | |
| **Current Assets** | |
| Cash | * |
| Accounts receivable | * |
| | * |
| | |
| **Investments** | |
| Investment in ATE | * |
| Investment in Energy Investors Fund | * |
| Investment in electric generating facilities | * |
| Other investments | * |
| | * |
| | |
| **Property, Plant and Equipment** | |
| Property, plant and equipment | * |
| Less: Accumulated depreciation | * |
| Net Plant | * |
| | |
| **Total Assets** | * |
| | |
| | |
| **LIABILITIES AND OWNER'S EQUITY** | |
| | |
| **Current Liabilities** | |
| Accounts payable to associated companies | * |
| Interest and taxes accrued | * |
| | |
| | * |
| | |
| **Deferred Credits and Other Liabilities** | * |
| | |
| **Capitalization** | |
| Additional paid-in capital | * |
| Retained deficit | * |
| Total equity | * |
| | |
| **Total Capitalization and Liabilities** | * |

**\* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

**Atlantic Generation, Inc**
**Consolidated Statements of Income**
**(Dollars in Thousands)**
**(Unaudited)**

|  | Three Months<br>Ended March 31, 2005 |
|---|---|
| **OPERATING REVENUES** | * |
| **OPERATING EXPENSES** | |
| Operation and maintenance | * |
| Depreciation and amortization | * |
|  | * |
| **OPERATING INCOME** | * |
| **OTHER INCOME** | * |
| **INTEREST EXPENSE** | * |
| **INCOME BEFORE INCOME TAXES** | * |
| **INCOME TAXES** | * |
| **NET INCOME** | * |

**\* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**